UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Unlocked Reality Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 5, 2020

Physical address of issuer
5655 Silver Creek Valley Road

Website of issuer
https://unlockedreality.com/

Current number of employees
0

Filer EDGAR CIK
0001896461

Filer EDGAR CCC
q4*5eKV5

Filer EDGAR Password
jU4pEwrhD65@

Filer EDGAR PMAC
zx2eca*i

Submission Contact Person Information

Name
Akash Bellippady

Phone Number
(408) 889-3449

Email Address
akash.bellippady@unlockedreality.com

Notification Email Address
akash.bellippady@unlockedreality.com

Signatories

Name
Akash Bellippady

Signature

Title
CEO

Email
akash.bellippady@unlockedreality.com

Date
April 30, 2025